Exhibit 99.1

Skeena Expands 23 Zone to Surface at Eskay Creek

Intersecting 1.20 g/t AuEq over 96.02 metres

Vancouver, BC (October 25, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce drilling results from the 2022 regional and near mine exploration programs at the Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) in the Golden Triangle of British Columbia. Analytical results and reference images from the recently completed drill holes are presented at the end of this release as well as on the Company’s website. Additional results will be reported once available.

New 2022 Drilling Highlights:

●	1.94 g/t Au, 32.3 g/t Ag (2.30 g/t AuEq) over 26.50 m (SK-22-1069)

●	2.59 g/t Au, 7.9 g/t Ag (2.68 g/t AuEq) over 21.00 m (SK-22-1069)

●	0.98 g/t Au, 6.4 g/t Ag (1.05 g/t AuEq) over 29.87 m (SK-22-1069)

●	1.97 g/t Au, 9.3 g/t Ag (2.07 g/t AuEq) over 13.56 m (SK-22-1069)

●	1.12 g/t Au, 4.7 g/t Ag (1.17 g/t AuEq) over 109.82 m (SK-22-1071)

●	1.13 g/t Au, 6.6 g/t Ag (1.20 g/t AuEq) over 96.02 m (SK-22-1090)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 90]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

23 Zone Mineralization Expands to Surface

Infill drill hole SK-22-1090 successfully confirmed the continuity of gold-silver mineralization in the 23 Zone and has expanded mineralization to surface intersecting 1.13 g/t Au, 6.6 g/t Ag (1.20 g/t AuEq) over 96.02 m. This newly drilled mineralization demonstrates excellent downhole continuity but most importantly has extended mineralization to surface, which will have a potentially positive impact on the future open-pit strip ratio once the updated resource and engineering studies are completed. Additional drillholes targeting the surficial mineralization will be planned for future drilling campaigns.

Multiple New Intersections Discovered in 21A West Zone

Highlighted by recently completed exploratory drill hole SK-22-1071, a very wide interval of continuous dacite hosted gold-silver mineralization was intersected grading 1.12 g/t Au, 4.7 g/t Ag (1.17 g/t AuEq) over 109.82 m. This new occurrence of feeder style mineralization occurs 150 metres vertically below surface and below the current engineered pit. Due to the wide spacings of exploratory holes drilled to date, it is currently unclear if this mineralization is an extension of the 21A West Zone or if it represents a new dacite hosted replacement discovery analogous to the 23 Zone.

Situated 70 metres along strike to the southeast of SK-22-1071, numerous rhyolite and dacite hosted gold-silver intersections were encountered by SK-22-1069 over the length of the drillhole including 1.94 g/t Au, 32.3 g/t Ag (2.30 g/t AuEq) over 26.50 m, 2.59 g/t Au, 7.9 g/t Ag (2.68 g/t AuEq) over 21.00 m and 0.98 g/t Au, 6.4 g/t Ag (1.05 g/t AuEq) over 29.87 m. Based upon currently defined zone geometries, these occurrences are likely a combination of 21A West feeder style mineralization and possibly the dacite hosted mineralization uncovered in SK-22-1071.

Additional new mineralization was also discovered in the Even Lower Mudstone via SK-22-1069 which averaged 1.97 g/t Au, 9.3 g/t Ag (2.07 g/t AuEq) over 13.56 m including the high tenor subinterval grading 11.55 g/t Au, 25 g/t Ag (11.83 g/t AuEq) over 1.19 m.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an open-pit average grade of 4.00 g/t AuEq, an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag. Skeena is currently continuing exploration drilling at Eskay Creek.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

CEO & Director

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Director of Exploration, Adrian Newton P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Senior Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources

Skeena’s mineral reserves and mineral resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Eskay Creek Project
23 Zone
Vertical Section
40 Metre Section Envelope
Looking Grid Northeast
New 23 Zone
Surface
SK-21-971: 0.92/1.50
SK-21-971: 0.80/3.99
Lower Mudstone
SK-22-1090: 1.20/96.02
Rhyolite
1.44/2.00
SK-21-971: 0.51/5.04
UNTESTED BY DRILLING
SK-21-963: 0.76/52.00
0.82/5.00
SK-21-946: 1.72/43.39
SK-21-971: 2.00/40.50
Dacite
900 mASL
SK-21-945: 1.08/90.00
UNTESTED BY DRILLING
0.83/2.00
SK-21-946: 0.62/21.50
Even Lower Mudstone
SK-21-945: 0.63/16.50
1.01/6.00
SK-21-946: 0.64/6.00
SK-21-947: 2.33/59.91
0.76/2.00
Skeena Drill Intercept (g/t AuEq / Metres)
Historic Drill Intercept (g/t AuEq / Metres)
Newly Discovered Mineralization
Dacite
0 mE
100 mE
200 mE
100 Metres

Eskay Creek Project
21A and 21A West Zones
Vertical Section 9770N
20 Metre Section Envelope
Looking Grid North
21A Zone
1000 mASL
2022 FS Pit Limits
Surface
Rhyolite
Lower Mudstone
2022 Au-Ag Resources and Reserves
Skeena Drill Intercept (g/t AuEq / Metres)
Newly Discovered Mineralization
SK-22-1071: 0.40/17.50
New 21A Mineralization
900 mASL
Dacite
UNTESTED BY DRILLING
SK-22-1071: 1.17/109.82
Even Lower Mudstone
Dacite
800 mASL
700 mE
800 mE
100 Metres
900 mE
1000 mE

Table 1: Eskay Creek Project 2022 Exploratory Drilling Campaign Length-Weighted Drill Hole Composites:

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1056	16.88	17.50	0.62	0.31	0.3	0.31
SK-22-1056	29.22	32.83	3.61	0.36	3.1	0.39
SK-22-1056	44.14	48.66	4.52	0.72	107.0	1.92
SK-22-1056	78.70	79.46	0.76	0.34	3.9	0.38
SK-22-1056	89.00	90.50	1.50	0.30	10.5	0.42
SK-22-1056	96.50	98.00	1.50	0.33	1.7	0.35
SK-22-1056	105.50	108.50	3.00	0.43	3.8	0.47
SK-22-1056	116.00	129.50	13.50	0.42	2.5	0.44
SK-22-1056	138.77	142.50	3.73	0.56	9.9	0.67
SK-22-1057	9.50	16.80	7.30	0.99	47.1	1.52
SK-22-1057	25.12	30.20	5.08	0.56	33.6	0.94
SK-22-1058	7.18	13.00	5.82	0.46	16.9	0.65
SK-22-1058	20.50	50.00	29.50	0.46	6.9	0.53
SK-22-1058	59.00	66.50	7.50	0.25	2.5	0.28
SK-22-1058	93.50	99.50	6.00	0.24	1.2	0.25
SK-22-1058	109.50	154.00	44.50	0.40	4.3	0.44
SK-22-1058	163.00	175.40	12.40	0.78	5.5	0.84
SK-22-1059	23.65	25.00	1.35	0.36	0.5	0.36
SK-22-1059	36.50	38.00	1.50	0.29	1.1	0.30
SK-22-1059	44.70	68.45	23.75	0.40	3.6	0.44
SK-22-1059	74.00	75.50	1.50	0.41	0.5	0.41
SK-22-1059	97.50	99.00	1.50	1.16	0.5	1.16
SK-22-1059	124.50	129.00	4.50	0.30	4.0	0.35
SK-22-1060	0.70	15.20	14.50	1.03	5.7	1.10
SK-22-1060	22.00	27.00	5.00	0.32	4.1	0.37
SK-22-1060	47.50	56.00	8.50	0.45	0.7	0.46
SK-22-1060	62.50	65.50	3.00	0.32	0.4	0.32
SK-22-1060	71.47	72.75	1.28	0.58	0.7	0.59
SK-22-1060	80.00	81.00	1.00	0.46	0.3	0.46
SK-22-1060	96.67	98.00	1.33	4.29	15.4	4.46
SK-22-1060	121.00	122.36	1.36	0.36	2.0	0.38
SK-22-1061	62.45	90.50	28.05	1.54	1.5	1.56
Including	78.00	79.00	1.00	13.00	13.0	13.17
SK-22-1061	120.00	121.50	1.50	2.47	2.5	2.50
SK-22-1062	0.07	30.00	29.93	1.03	4.3	1.08
SK-22-1062	54.50	68.93	14.43	0.59	2.1	0.61
SK-22-1062	85.37	89.00	3.63	0.30	2.3	0.32
SK-22-1062	99.21	103.00	3.79	0.23	0.6	0.23
SK-22-1062	111.00	112.50	1.50	0.41	0.5	0.41
SK-22-1063	68.50	69.55	1.05	0.35	0.5	0.36
SK-22-1063	99.70	104.20	4.50	0.60	1.9	0.62
SK-22-1063	121.75	128.00	6.25	0.46	3.0	0.49
SK-22-1063	142.50	144.00	1.50	0.42	3.2	0.46
SK-22-1063	149.74	158.25	8.51	0.40	3.7	0.44
SK-22-1063	182.12	222.00	39.88	0.47	43.7	0.97
SK-22-1064						PENDING
SK-22-1065	124.10	144.00	19.90	0.88	7.9	0.97
SK-22-1065	194.50	202.00	7.50	0.28	2.9	0.31
SK-22-1065	207.50	216.50	9.00	0.18	528.0	6.11
Including	209.00	212.00	3.00	0.14	1505.0	17.05
SK-22-1065	223.47	227.00	3.53	0.33	5.1	0.39

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1066	140.10	141.95	1.85	0.35	1.2	0.36
SK-22-1066	158.50	164.00	5.50	0.24	13.5	0.39
SK-22-1066	172.69	173.90	1.21	0.91	46.1	1.43
SK-22-1066	228.50	251.50	23.00	0.40	3.6	0.44
SK-22-1066	256.95	265.45	8.50	1.46	10.2	1.57
SK-22-1066	328.48	329.15	0.67	0.31	1.4	0.33
SK-22-1067	60.00	73.50	13.50	0.37	4.5	0.42
SK-22-1067	132.80	142.95	10.15	0.67	2.2	0.70
SK-22-1067	159.00	160.50	1.50	0.48	1.4	0.50
SK-22-1068	55.50	61.50	6.00	1.26	32.3	1.62
SK-22-1068	125.00	166.50	41.50	0.76	3.6	0.80
SK-22-1068	268.00	281.50	13.50	0.48	1.0	0.49
SK-22-1068	290.50	295.00	4.50	0.28	0.5	0.29
SK-22-1069	8.00	12.50	4.50	0.46	4.2	0.51
SK-22-1069	18.50	45.00	26.50	1.94	32.3	2.30
SK-22-1069	57.50	78.50	21.00	2.59	7.9	2.68
Including	71.00	72.00	1.00	23.20	14.2	23.36
and	73.00	74.00	1.00	13.00	14.5	13.16
SK-22-1069	89.00	100.50	11.50	0.56	3.5	0.60
SK-22-1069	106.50	121.00	14.50	0.68	0.5	0.68
SK-22-1069	127.00	156.87	29.87	0.98	6.4	1.05
SK-22-1069	237.65	251.21	13.56	1.97	9.3	2.07
INCLUDING	244.31	245.50	1.19	11.55	25.1	11.83
SK-22-1070	32.00	63.00	31.00	0.50	8.2	0.59
SK-22-1070	68.50	81.54	13.04	0.71	4.3	0.75
SK-22-1070	89.75	154.50	64.75	0.42	1.6	0.44
SK-22-1070	183.50	192.00	8.50	0.31	0.6	0.31
SK-22-1070	246.00	247.50	1.50	0.43	2.8	0.46
SK-22-1070	271.50	274.50	3.00	0.42	4.9	0.47
SK-22-1070	280.50	282.00	1.50	0.37	2.4	0.40
SK-22-1070	333.50	341.00	7.50	0.36	1.9	0.38
SK-22-1070	363.00	370.50	7.50	0.24	0.5	0.24
SK-22-1070	378.00	379.50	1.50	0.45	0.5	0.45
SK-22-1070	393.00	394.50	1.50	0.50	0.5	0.50
SK-22-1070	406.50	408.00	1.50	0.34	0.5	0.34
SK-22-1071	10.84	16.00	5.16	0.61	13.0	0.76
SK-22-1071	35.50	63.27	27.77	0.76	7.4	0.84
SK-22-1071	70.50	85.50	15.00	0.27	4.0	0.31
SK-22-1071	93.00	110.50	17.50	0.38	1.1	0.40
SK-22-1071	141.00	144.00	3.00	0.58	0.8	0.58
SK-22-1071	159.18	269.00	109.82	1.12	4.7	1.17
SK-22-1071	275.00	286.50	11.50	0.53	1.0	0.53
SK-22-1072						PENDING
SK-22-1073						PENDING
SK-22-1074	83.55	84.55	1.00	0.28	2.1	0.30
SK-22-1075	20.00	24.50	4.50	0.56	2.0	0.59
SK-22-1075	31.00	32.00	1.00	0.65	1.3	0.66
SK-22-1075	101.50	107.00	5.50	0.42	0.5	0.42
SK-22-1075	126.50	128.00	1.50	0.78	0.5	0.78
SK-22-1075	142.12	144.50	2.38	0.83	0.5	0.83
SK-22-1076	0.10	2.50	2.40	0.72	2.7	0.75
SK-22-1076	12.00	14.67	2.67	0.25	3.6	0.29
SK-22-1076	23.47	26.91	3.44	0.99	12.9	1.13
SK-22-1076	36.00	49.11	13.11	0.54	3.5	0.58
SK-22-1076	81.00	84.00	3.00	1.50	5.2	1.55

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1076	97.50	111.28	13.78	1.09	2.6	1.12
SK-22-1077						PENDING
SK-22-1078						PENDING
SK-22-1079	5.15	14.70	9.55	0.52	9.0	0.62
SK-22-1079	33.87	36.29	2.42	0.28	4.1	0.32
SK-22-1079	46.80	47.67	0.87	0.48	4.7	0.53
SK-22-1079	69.10	119.00	49.90	0.61	16.6	0.80
SK-22-1079	143.50	144.98	1.48	0.44	1.9	0.46
SK-22-1079	167.00	168.50	1.50	0.37	0.5	0.37
SK-22-1080						PENDING
SK-22-1081						PENDING
SK-22-1082	7.33	19.90	12.57	1.94	5.8	2.00
SK-22-1082	42.85	52.95	10.10	0.91	8.5	1.00
SK-22-1082	91.50	92.18	0.68	0.39	2.9	0.42
SK-22-1082	114.79	127.00	12.21	0.32	6.1	0.38
SK-22-1082	142.00	143.93	1.93	2.27	2.2	2.30
SK-22-1082	181.00	182.50	1.50	1.49	0.5	1.49
SK-22-1083						PENDING
SK-22-1084						PENDING
SK-22-1085	80.00	104.00	24.00	0.61	4.2	0.65
SK-22-1085	128.50	130.00	1.50	0.43	0.7	0.44
SK-22-1085	142.00	158.50	16.50	0.53	1.8	0.55
SK-22-1086						PENDING
SK-22-1087						PENDING
SK-22-1088						PENDING
SK-22-1089						PENDING
SK-22-1090	1.48	97.50	96.02	1.13	6.6	1.20
SK-22-1090	105.00	115.50	10.50	0.42	1.9	0.44
SK-22-1090	132.00	133.00	1.00	0.41	0.5	0.41
SK-22-1090	187.00	226.50	39.50	0.79	7.3	0.87

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 90]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1056	9983.4	9721.5	988.3	156.0	74.9	-70.1
SK-22-1057	9985.3	9718.9	988.9	30.2	112.2	-49.9
SK-22-1058	9983.9	9718.4	988.9	178.0	157.1	-60.3
SK-22-1059	9979.5	9719.2	988.9	133.0	276.7	-65.2
SK-22-1060	9992.1	8940.3	970.7	157.0	337.0	-50.1
SK-22-1061	9995.9	8936.9	970.9	132.0	97.2	-59.9
SK-22-1062	9992.3	8939.1	970.9	127.5	277.2	-85.1
SK-22-1063	9845.7	9551.8	1074.6	231.0	47.1	-65.1
SK-22-1065	9845.0	9548.6	1075.3	227.0	176.7	-60.0
SK-22-1066	9843.1	9548.9	1075.1	338.0	216.8	-50.1
SK-22-1067	9840.8	9552.6	1074.3	225.0	277.3	-54.9
SK-22-1068	9841.6	9552.1	1074.4	348.0	277.3	-69.9
SK-22-1069	9882.4	9716.9	1028.9	300.5	277.1	-50.0
SK-22-1070	9882.8	9716.6	1028.7	412.5	277.2	-65.0
SK-22-1071	9882.8	9716.0	1028.6	300.4	297.0	-55.1
SK-22-1074	9966.8	9092.3	965.6	112.0	122.3	-50.1

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1075	9978.8	8838.0	998.2	151.5	137.0	-88.9
SK-22-1076	9975.9	8841.4	997.5	127.0	137.0	-49.7
SK-22-1079	10051.3	9625.1	1014.4	203.0	257.0	-60.1
SK-22-1082	10055.4	9624.3	1014.5	203.0	97.0	-50.3
SK-22-1085	9796.7	9928.2	1052.3	169.5	257.1	-50.0
SK-22-1090	10129.7	10004.0	984.4	232.5	208.9	-74.0